

12062378

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

AUG 2 8 2012

SEC FILE NUMBER
8 – 66505

FACING PAGE

Washington DC
402

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 TERRACE AVENUE – MIRAMAR
(No. And Street)

HALF MOON BAY, (City) CA (State) 94019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TEJINDER SINGH (650) 274-4653
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 WEST 37TH STREET 4TH FLOOR (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/19/12

OATH OR AFFIRMATION

I, TEJINDER SINGH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC, as of JUNE 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian R. Bollinger
Notary Public, State of New York
Qualified in Nassau County
Commission Expires May 23, 2013

Notary Public

Signature

MANAGING MEMBER & CCO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Member of
Reliance Capital Management Advisors, LLC:

We have audited the accompanying statement of financial condition of Reliance Capital Management Advisors, LLC (the "Company"), as of June 30, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Reliance Capital Management Advisors, LLC, as of June 30, 2012 in conformity with accounting principles generally accepted in the United States of America.


Fulvio & Associates, LLP

New York, New York
August 15, 2012

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2012

ASSETS

Cash	$ 4,082
Certificate of deposit	131,019
TOTAL ASSETS	$ 135,101

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable	$ 575
TOTAL LIABILITIES	575
Member's Equity	134,526
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 135,101

The accompanying notes are an integral part of this financial statement.

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2012

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Reliance Capital Management Advisors, LLC (the "Company") commenced operations as a Delaware limited liability company on April 15, 2004. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA") and the Securities Investor Protection Corporation ("SIPC").

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Fair Value Measurement - Definition and Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Basis of Accounting

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No provision for federal and state income taxes has been made since the Company is not a taxable entity. The member is individually liable for the taxes on his share of the Company's income or loss.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2012, the Company had net capital of $130,596 which was $125,596 in excess of its required net capital of $5,000.

NOTE 4. SUBSEQUENT EVENTS

Subsequent events have been evaluated through August 15, 2012, which is the date the financial statements were available to be issued, and no events have been identified which have been deemed material.